AMERUS GROUP CO.

EXHIBIT 12  —  STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in thousands, except ratio data)

	2005	2004	2003	2002	2001

Earnings
Pre-tax income from continuing operations	$260,347	$228,294	$239,238	$89,157	$119,377
Less: Income (loss) from equity investees	12,161	8,105	12,563	(3,993)	5,072
Add: Distributed income from equity investees	1,912	564	1,521	2,591	7,730

	250,098	220,753	228,196	95,741	122,035
Combined Fixed Charges and Preferred Stock Dividends	562,900	556,985	570,646	492,093	371,667
Less: Preferred stock dividends not included in pre-tax income	2,417	—	—	—	—
Less: Tax gross up on preferred stock dividends	874	—	—	—	—

Total Earnings	$809,707	$777,738	$798,842	$587,834	$493,702

Combined Fixed Charges
Interest credited to policyowners	$506,612	$523,231	$538,622	$464,022	$341,575
Interest expense on debt	32,173	32,120	30,154	25,487	26,011
Early extinguishment of debt	19,082	—	—	—	—
Amortization of debt issuance costs	878	928	1,137	985	3,155
Estimate of interest within rental expense	864	706	733	1,599	926
Preferred stock dividends	2,417	—	—	—	—
Tax gross up on preferred stock dividends	874	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$562,900	$556,985	$570,646	$492,093	$371,667

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.44	1.40	1.40	1.19	1.33